Filed Pursuant to Rule 424(b)(3)

Registration No. 333-255474

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 24, 2021)

PROSPECTUS

4D PHARMA PLC

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

Please pay particular attention to the “Risk Factors” section beginning on page 6 of the prospectus to which this prospectus supplement relates.

Neither this prospectus supplement nor prospectus to which it relates is a prospectus made under the Prospectus Regulation (EU) 2017/1129 or Part VI of the United Kingdom Financial Services and Markets Act 2000 (as amended).

This prospectus supplement is dated August 11, 2021.

SUPPLEMENT TO PROSPECTUS

This supplement to the prospectus filed on May 24, 2021 (the “Prospectus”) by 4D pharma plc (“4D Pharma,” “we” or “us”) is being filed to supplement the Prospectus as described pursuant to the Explanatory Note below.

EXPLANATORY NOTE

4D Pharma announced the closing of a senior secured credit facility for up to $30 million with Oxford Finance Luxembourg S.À R.L. We are supplementing the prospectus to describe this recent development and provide related disclosure.

The supplemental disclosures contained below should be read in conjunction with the prospectus, which is available on the Internet site maintained by the SEC at http://www.sec.gov, along with periodic reports and other information we file with the SEC. To the extent that the information set forth herein differs from or updates information contained in the prospectus, the information set forth herein shall supersede or supplement the information in the prospectus. All page references are to pages in the prospectus, and terms used herein, unless otherwise defined, have the meanings set forth in the prospectus.

SUPPLEMENTAL DISCLOSURES TO PROSPECTUS

Inserting the following section on page 3 prior to the section titled “Corporate Information”

On July 29, 2021, 4D Pharma PLC (the “Company”) entered into a Loan and Security Agreement (the “Loan Agreement”), by and between the Company, as borrower, the subsidiaries of the Company party thereto as co-borrowers, the lenders party thereto (the “Lenders”) and Oxford Finance Luxembourg S.À R.L, as collateral agent for the Lenders (the “Collateral Agent”). The Loan Agreement provides for a term loan facility maturing on July 1, 2026 in an aggregate principal amount of up to $30.0 million. $12.5 million of such term loan was available and borrowed on the closing date. $7.5 million of such term loan is available upon the achievement of certain milestones. The remaining $10 million of such term loan is uncommitted and available at the discretion of the Lenders. The proceeds of the term loans may be used for general corporate purposes.

The term loans accrue interest at a per annum rate equal to the sum of (i) the greater of (A) the 30 day U.S. Dollar LIBOR reported in The Wall Street Journal on the last business day of the month that immediately precedes the month in which the interest will accrue and (B) 0.10% and (ii) 8.15%. From the closing date through July 31, 2021, the interest rate was set at 8.25%. The term loans are interest only through September 1, 2023 or, subject to the achievement of certain milestones, September 1, 2024.

The Company will be required to make a final payment fee of 6.00% or, if the interest only period is extended following the achievement of certain milestones, 6.50%, of the amount of the term loan drawn. The final payment fee is payable on the earlier of (i) the prepayment of the term loan, (ii) the acceleration of the term loan, or (iii) the maturity date. At the Company’s option, the Company may elect to prepay the loans subject to a prepayment fee equal to the following percentage of the principal amount being prepaid: 3% if a term loan is prepaid during the first 12 months following the date of borrowing, 2% if a term loan is prepaid after 12 months but prior to 24 months following the date of borrowing, and 1% if a term loan is prepaid any time after 24 months following the borrowing date but prior to the maturity date.

The Company’s obligations under the Loan Agreement are secured by substantially all of the assets of the Company and certain of its subsidiaries formed in Scotland, Ireland and the State of Delaware, United States.

The Loan Agreement contains customary affirmative and negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, incur debt, grant liens, make acquisitions, undertake changes in control, make investments, make certain dividends or distributions, repurchase stock, dispose of assets, and enter into transactions with affiliates, in each case, subject to limitations and exceptions set forth in the Loan Agreement. Subject to the satisfaction of certain equity raise conditions, the Company is also required to maintain compliance with a minimum liquidity covenant.

The Loan Agreement also contains customary events of default that include, among other things, certain payment defaults, covenant defaults, a material adverse change default, insolvency and bankruptcy defaults, cross defaults to other agreements, inaccuracy of representations and warranties defaults, a delisting default and government approvals defaults. If an event of default exists, the Lender may require immediate payment of all obligations under the Loan Agreement and may exercise certain other rights and remedies provided for under the Loan Agreement, the other loan documents and applicable law. Under certain circumstances, a default interest rate will apply on all obligations during the existence of an event of default under the Loan Agreement at a per annum rate equal to 5.00% above the applicable interest rate.

In addition, in connection with the Loan Agreement, the Company issued the Lenders warrants to purchase 212,568 of the Company’s ordinary shares at an exercise price of $1.18 per share (the “Initial Warrants”). The Initial Warrants will be exercisable for 5 years from the date of issuance. Additionally, on the closing date, pursuant to the terms of a letter agreement among the Company, the Collateral Agent and the Lenders, the Company agreed to issue to the Lenders, on each date the Company draws additional term loans and in accordance with each Lender’s pro rata share of such additional term loans, one or more warrants (the “Additional Warrants”) to purchase an aggregate number of the Company’s ordinary shares that is equal to 2.00% of the aggregate amount of such additional term loans funded. The Additional Warrants will have a per share price equal to the lower of (i) the closing price for an ordinary share of the Company on the last trading day prior to the funding date of such term loan or (ii) the trailing 10-day average closing price of an ordinary share of the Company for the ten trading days immediately prior to the funding date of the additional term loan. The Additional Warrants will otherwise have terms that are substantially similar to the Initial Warrants, including being exercisable for a term of 5 years.